TOKYO AOYAMA AOKI LAW OFFICE

ATTORNEYS AT LAW

BAKER & MCKENZIE

ATTORNEY AT FOREIGN LAW OFFICE

QUALIFIED JOINT ENTERPRISE OFFICES

410 AOYAMA BUILDING
2-3, KITA AOYAMA 1-CHOME
MINATO-KU, TOKYO, 107-0061, JAPAN

(C.P.O.BOX 1576 TOKYO 100-8694, JAPAN)

TEL:(81-3)3403-5281
FAX:(81-3)3470-3152 OR (81-3)3479-4224

Europe Middle East: Amsterdam, Antwerp, Bahrain, Barcelona, Berlin, Bologna, Brussels, Budapest, Cairo, Düsseldorf, Frankfurt, Geneva, Kyiv, London, Madrid, Milan, Moscow, Munich, Paris, Prague, Riyadh, Rome, St.Petersburg, Stockholm, Warsaw, Zürich

Asia Pacific: Almaty, Baku, Bangkok, Beijing, Hanoi, Ho Chi Minh City, Hong Kong, Manila, Melbourne, Singapore, Sydney, Taipei, Tokyo

North and South America: Bogotá, Brasilia, Buenos Aires, Calgary, Caracas, Chicago, Dallas, Guadalajara, Houston, Juárez, México City, Miami, Monterrey, New York, Palo Alto, Porto Alegre, Rio de Janeiro, San Diego, San Francisco, Santiago, São Paulo, Tijuana, Toronto, Valencia, Washington, D.C.

FILE NO. 82-4750

02042756

July 15, 2002

BY AIR MAIL

Mr. Paul Dudek, Chief
Mr. Rani Doyle
Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Q.P. CORPORATION
Documents required under Rule 12g-3(2)(b)
for Sponsored Level 1 ADR Facility

Dear Sirs:

Pursuant to Rule 12g-3(2)(b) under the Securities Exchange Act of 1934, we, as legal counsels to Q.P. Corporation (the "Company") with respect to its ADR program, enclose herewith English translation of the document of which contents were announced by the Company.

- Notice of Purchase of Own Shares on the Market

Yours truly,

Hitoshi Sumiya

dlw 7/22

Encl.
cc: Q.P. Corporation
The Bank of New York

FILE NO. 82-4750

(Translation)

June 25, 2002

Dear Shareholders:

Name of the Company:	Q.P. CORPORATION
Name and Position of the Representative:	Gohsuke Ohyama President and Representative Director
(Code No. 2809; The first section of the Tokyo Stock Exchange)	
Person to Contact:	Toshio Sakagami Senior Managing Director, General Manager, General Affairs Dept. (Tel. 03-3486-3331)

Notice of Purchase of Own Shares on the Market

(Purchase by the Company of its own shares pursuant to Article 210 of the Commercial Code of Japan)

Notice is hereby given that Q.P. Corporation (the "Company") purchased its own shares on the market in accordance with Article 210 of the Commercial Code of Japan.

Description

Purchase period:	From June 10, 2002 to June 24, 2002
Number of shares purchased:	467,700 shares
Aggregate purchase price:	¥461,576,700
Method of purchase:	Purchase on the Tokyo Stock Exchange

(Reference 1)

Description of the resolution adopted at the Ordinary General Meeting of Shareholders held on April 22, 2002 (for the period until the close of the Ordinary General Meeting of

Shareholders in respect of the first business year after such resolution).

Class of shares to be purchased:	Shares of common stock of the Company
Total number of shares to be purchased:	Not exceeding 1,800,000 shares
Aggregate purchase price:	Not exceeding ¥2,000,000,000

(Reference 2)

Accumulated number of own shares of the Company purchased up to June 24, 2002:

Number of shares purchased:	467,700 shares
Aggregate purchase price:	¥461,576,700

- END -